Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Director details
Released	09:07 07-Nov-05

RNS Number: 7134T
Wolseley PLC
07 November 2005

In accordance with Listing Rule 9.6.14, Wolseley plc (the 'Company') announces that Robert Walker, a Non-executive Director of the Company, has been appointed as a Non-Executive Director of Tate & Lyle PLC with effect from 1 January 2006.

FURTHER INFORMATION:

Mark J White – Group Company Secretary and Counsel
Guy Stainer – Head of Investor Relations
Penny Studholme – Head of Corporate Communications

7 November 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END